                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K


             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

         For the fiscal year ended December 31, 1994.
                                   -----------------

                                      OR

(  )     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from             to            .
                                        -----------    -----------

                        Commission File Number 1-5492-1
                                               --------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Nashua Corporation Employees' Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                 Nashua Corporation
                 44 Franklin Street
                 Nashua, New Hampshire  03060

NASHUA CORPORATION
- ------------------

EMPLOYEES' SAVINGS PLAN
- -----------------------

FINANCIAL STATEMENTS
- --------------------

DECEMBER 31, 1994  AND 1993
- ---------------------------

                                    NASHUA CORPORATION
                                    ------------------

                                 EMPLOYEES' SAVINGS PLAN
                                 -----------------------

                              INDEX TO FINANCIAL STATEMENTS
                              -----------------------------

                                                                                     PAGES
                                                                                     -----
Financial Statements:

    Report of Independent Accountants                                                  1

    Statement of Net Assets Available for Plan Benefits
    (with Fund Information) as of December 31, 1994 and 1993                         2-3

    Statement of Changes in Net Assets Available for
      Plan Benefits (with Fund Information)
      for the Years Ended December 31, 1994 and 1993                                 4-5

    Notes to Financial Statements                                                   6-10


Supplementary Information: *


* Schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS


June 30, 1995

To the Participants and Administrator of the Nashua Corporation Employees' Savings Plan


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Nashua Corporation Employees' Savings Plan (the "Plan") at December 31, 1994 and 1993 and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 4 to the financials statements, the Plan maintains an investment in a guaranteed investment contract issued by a financially troubled insurance company for which a proposed rehabilitation plan is pending subject to judicial and regulatory approval. While the rehabilitation proceedings are still pending, the ultimate realization of the Plan's investment in the guaranteed investment contract and the collectibility of the interest thereon cannot be presently determined. Accordingly, no provision for estimated losses is reflected in the accompanying financial statements.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP


NASHUA CORPORATION
EMPLOYEES' SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
DECEMBER 31, 1994
- ------------------------------------------------------------------------------------------------------------------------------------
                                             GUARANTEED       NASHUA
                                             INVESTMENT       COMMON                                     EQUITY-        GROWTH
                                              CONTRACT        STOCK        PURITAN       MAGELLAN        INCOME        COMPANY
                                                FUND           FUND         FUND           FUND           FUND           FUND
                                            -----------   -----------   -----------   -----------    -----------     -----------
ASSETS:
    GUARANTEED INVESTMENT CONTRACT FUND,
        AT CONTRACT VALUE                   $21,470,787   $         -   $         -   $         -    $         -     $         -
    INVESTMENTS AT FAIR VALUE:
        NASHUA COMMON STOCK FUND                      -     5,486,006             -             -              -               -
        MUTUAL FUNDS                                  -             -     4,373,943     9,961,536      2,196,982       2,497,119
    EMPLOYEE CONTRIBUTIONS RECEIVABLE           142,951         5,046        42,219        98,481         21,787          31,239
    EMPLOYER CONTRIBUTIONS RECEIVABLE            10,603        79,958         7,862        16,152          3,410           6,701
    PARTICIPANT LOANS RECEIVABLE, AT FAIR
        VALUE                                         -             -             -             -              -               -
                                            -----------   -----------   -----------   -----------    -----------     -----------


NET ASSETS AVAILABLE FOR PLAN BENEFITS      $21,624,341   $ 5,571,010   $ 4,424,024   $10,076,169    $ 2,222,179     $ 2,535,059
                                            ===========   ===========   ===========   ===========    ===========     ===========

                                                                             INTER-      GOV'T
                                              ASSET               PACIFIC    MEDIATE     MONEY
                                             MANAGER    EUROPE     BASIN      BOND      MARKET     LOAN
                                               FUND      FUND      FUND       FUND       FUND      FUND          TOTAL
                                            --------- --------- ---------- --------  ----------  ---------   -------------
ASSETS:
    GUARANTEED INVESTMENT CONTRACT FUND,
        AT CONTRACT VALUE                   $       - $       - $       -  $     -   $        -  $       -   $  21,470,787
    INVESTMENTS AT FAIR VALUE:
        NASHUA COMMON STOCK FUND                    -         -         -        -            -          -       5,486,006
        MUTUAL FUNDS                          667,490   599,123  1,075,135  58,952    1,440,948          -      22,871,228
    EMPLOYEE CONTRIBUTIONS RECEIVABLE           8,875     5,952     11,882   1,557       10,445          -         380,434
    EMPLOYER CONTRIBUTIONS RECEIVABLE           2,153     2,048      3,192     518        1,940          -         134,537
    PARTICIPANT LOANS RECEIVABLE, AT FAIR
        VALUE                                       -         -          -       -            -   2,170,276      2,170,276
                                            --------- --------- ---------- --------  ----------  ---------   -------------


NET ASSETS AVAILABLE FOR PLAN BENEFITS      $ 678,518 $ 607,123 $1,090,209 $61,027   $1,453,333  $2,170,276  $  52,513,268
                                            ========= ========= ========== =======   ==========  ==========  =============


                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS


NASHUA CORPORATION
EMPLOYEES' SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
DECEMBER 31, 1993
- ------------------------------------------------------------------------------------------------------------------------------------
                                             GUARANTEED     NASHUA
                                             INVESTMENT     COMMON                                   EQUITY-     GROWTH
                                              CONTRACT      STOCK         PURITAN      MAGELLAN      INCOME      COMPANY
                                                FUND         FUND          FUND          FUND         FUND        FUND
                                            -----------  -----------   ----------    ----------   ----------   ----------
ASSETS:
    GUARANTEED INVESTMENT CONTRACT FUND,
        AT CONTRACT VALUE                   $23,101,156  $         -   $        -    $        -   $        -   $        -
    INVESTMENTS AT FAIR VALUE:
        NASHUA COMMON STOCK FUND                      -    7,194,638            -             -            -            -
        MUTUAL FUNDS                                  -            -    3,976,148     9,931,160    2,121,219    2,488,107
    EMPLOYEE CONTRIBUTIONS RECEIVABLE           203,192        2,390       37,635       109,166       23,132       34,983
    EMPLOYER CONTRIBUTIONS RECEIVABLE            12,022      102,289        6,846        17,335        3,271        7,614
    PARTICIPANT LOANS RECEIVABLE, AT FAIR
        VALUE                                         -            -            -             -            -            -
                                            -----------   ----------    ----------   -----------  ----------   ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS      $23,316,370   $7,299,317    $4,020,629   $10,057,661  $2,147,622   $2,530,704
                                            ===========   ==========    ==========   ===========  ==========   ==========

                                                                                  INTER-         GOV'T
                                             ASSET                    PACIFIC     MEDIATE        MONEY
                                            MANAGER      EUROPE        BASIN       BOND          MARKET       LOAN
                                              FUND        FUND         FUND        FUND           FUND        FUND         TOTAL
                                          ----------  ----------   -----------  ---------    ----------    ----------   -----------
ASSETS:
    GUARANTEED INVESTMENT CONTRACT FUND,
        AT CONTRACT VALUE                 $        -  $        -   $         -  $       -    $        -    $        -   $23,101,156
    INVESTMENTS AT FAIR VALUE:
        NASHUA COMMON STOCK FUND                   -           -             -          -             -             -     7,194,638
        MUTUAL FUNDS                         612,242     320,938       802,418     27,313       208,286             -    20,487,831
    EMPLOYEE CONTRIBUTIONS RECEIVABLE          2,931       2,343         6,660        487         4,236             -       427,155
    EMPLOYER CONTRIBUTIONS RECEIVABLE          1,434         731         1,650         65           812             -       154,069
    PARTICIPANT LOANS RECEIVABLE, AT FAIR
        VALUE                                      -           -             -          -             -     1,563,913     1,563,913
                                          ----------  ----------   -----------  ---------    ----------    ----------   -----------


NET ASSETS AVAILABLE FOR PLAN BENEFITS    $  616,607  $  324,012   $   810,728  $  27,865    $  213,334    $1,563,913   $52,928,762
                                          ==========  ==========   ===========  =========    ==========    ==========   ===========



                                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

NASHUA CORPORATION
EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND
INFORMATION)
YEAR ENDED DECEMBER 31, 1994
- -----------------------------------------------------------------------------------------------------------------------------------
                                       GUARANTEED     NASHUA
                                       INVESTMENT     COMMON                                  EQUITY-       GROWTH      ASSET
                                        CONTRACT      STOCK        PURITAN       MAGELLAN     INCOME       COMPANY     MANAGER
                                          FUND         FUND          FUND          FUND        FUND          FUND        FUND
                                      -----------  -----------   -----------  ------------  ----------   ----------   ---------
SOURCES OF NET ASSETS:

    EMPLOYEE CONTRIBUTIONS            $ 1,983,714  $    57,707   $   490,666  $  1,341,030  $  285,904   $  412,333     237,350
    EMPLOYER CONTRIBUTIONS                135,294    1,067,079        95,157       205,334      44,432       88,843      31,005
    INVESTMENT INCOME                   1,345,675            -       329,088       389,252     210,099      101,994      25,004
    NET APPRECIATION OF INVESTMENTS                          -             -             -           -            -           -
    LOAN REPAYMENTS                       293,541        2,159        43,521       150,901      25,588       29,968       8,429
    LOAN INTEREST                          60,954        1,380        14,122        41,648       7,883        8,960       2,132
                                      -----------  -----------   -----------  ------------  ----------   ----------   ---------

                                        3,819,178    1,128,325       972,554     2,128,165     573,906      642,098     303,920
                                      -----------  -----------   -----------  ------------  ----------   ----------   ---------

APPLICATIONS OF NET ASSETS:

    PLAN WITHDRAWALS                    2,443,755      485,546       648,977       672,290     207,215      208,990     150,464
    NET DEPRECIATION OF INVESTMENTS                  1,487,383       268,576       606,368     203,629      158,788      74,210
    LOAN WITHDRAWALS                      760,391        6,708       121,366       392,440      70,181       64,469      11,328
    PLAN TRANSFER (NOTE 6)                451,069      182,085       204,107       605,623     127,282      172,213      19,160
    ADMINISTRATIVE EXPENSES                 7,097        3,782           755         2,720         492          470         132
                                      -----------  -----------   -----------  ------------  ----------   ----------   ---------

                                        3,662,312    2,165,504     1,243,781     2,279,441     608,799      604,930     255,294
                                      -----------  -----------   -----------  ------------  ----------   ----------   ---------

INCREASE (DECREASE) IN NET
    ASSETS DURING THE YEAR                156,866   (1,037,179)     (271,227)     (151,276)     (34,893)     37,168      48,626

NET TRANSFERS BETWEEN FUNDS            (1,848,895)    (691,128)      674,622       169,784      109,450     (32,813)     13,285

NET ASSETS AVAILABLE FOR
    PLAN BENEFITS:

    BEGINNING OF YEAR                  23,316,370    7,299,317     4,020,629    10,057,661    2,147,622   2,530,704     616,607
                                      -----------  -----------   -----------  ------------  ----------   ----------   ---------

    END OF YEAR                       $21,624,341  $ 5,571,010   $ 4,424,024   $10,076,169   $2,222,179  $2,535,059   $ 678,518
                                      ===========  ===========   ===========   ===========   ==========  ==========   =========
                                                                   INTER-         GOV'T
                                                       PACIFIC     MEDIATE        MONEY
                                         EUROPE         BASIN       BOND          MARKET      LOAN
                                          FUND          FUND        FUND           FUND       FUND          TOTAL
                                      ----------    -----------  ---------   -----------   -----------  -------------
SOURCES OF NET ASSETS:

    EMPLOYEE CONTRIBUTIONS            $   78,035    $   135,910  $  10,812   $    93,865   $         -  $   5,127,326
    EMPLOYER CONTRIBUTIONS                21,002         34,543      3,353        19,198             -      1,745,240
    INVESTMENT INCOME                      8,020        117,974      2,037        40,082             -      2,569,225
    NET APPRECIATION OF INVESTMENTS       12,194          -              -             -             -         12,194
    LOAN REPAYMENTS                        7,123          7,059      1,820         4,573      (574,682)             -
    LOAN INTEREST                          2,086          1,708         12           688             -        141,573
                                      ----------    ----------   ---------   -----------   -----------  -------------

                                         128,460        297,194     18,034       158,406      (574,682)     9,595,558
                                      ----------    ----------   ---------   -----------   -----------  -------------

APPLICATIONS OF NET ASSETS:

    PLAN WITHDRAWALS                      10,244         27,040      1,884        38,188       108,312      5,002,905
    NET DEPRECIATION OF INVESTMENTS            -        172,032      2,409             -             -      2,973,395
    LOAN WITHDRAWALS                      13,498         23,818          -        10,301    (1,474,500)             -
    PLAN TRANSFER (NOTE 6)                25,599         59,892      1,027       (14,289)      185,143      2,018,911
    ADMINISTRATIVE EXPENSES                  116            127         10           140             -         15,841
                                      ----------    ----------   ---------   -----------   -----------  -------------

                                          49,457        282,909      5,330        34,340    (1,181,045)    10,011,052
                                      ----------    ----------   ---------   -----------   -----------  -------------

INCREASE (DECREASE) IN NET
    ASSETS DURING THE YEAR                79,003         14,285     12,704       124,066       606,363       (415,494)

NET TRANSFERS BETWEEN FUNDS              204,108        265,196     20,458     1,115,933             -              -

NET ASSETS AVAILABLE FOR
    PLAN BENEFITS:

    BEGINNING OF YEAR                    324,012        810,728     27,865       213,334     1,563,913     52,928,762
                                      ----------    ----------   ---------   -----------   -----------  -------------

    END OF YEAR                       $  607,123    $1,090,209   $  61,027   $ 1,453,333   $ 2,170,276    $52,513,268
                                      ==========    ==========   =========   ===========   ===========    ===========

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

NASHUA CORPORATION
EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND
INFORMATION)
YEAR ENDED DECEMBER 31, 1993
- -----------------------------------------------------------------------------------------------------------------------------
                                     GUARANTEED     NASHUA
                                     INVESTMENT     COMMON                                  EQUITY-     GROWTH        ASSET
                                      CONTRACT      STOCK       PURITAN       MAGELLAN      INCOME      COMPANY      MANAGER
                                        FUND         FUND        FUND           FUND         FUND         FUND        FUND
                                     -----------  -----------  ----------   -----------   ----------   -----------   --------
SOURCES OF NET ASSETS:

    EMPLOYEE CONTRIBUTIONS           $ 2,435,187  $    21,924  $  519,614   $ 1,465,892   $  369,352   $   466,379   $ 37,588
    EMPLOYER CONTRIBUTIONS               129,070    1,233,136      88,279       153,075       38,703        90,407      6,726
    INVESTMENT INCOME                  1,588,148       91,767     448,390       883,101       73,613       226,748     20,120
    NET APPRECIATION OF INVESTMENTS            -            -     153,795       871,639      261,855        83,158     10,646
    LOAN REPAYMENTS                      155,889          475      26,001        80,227       17,792        20,317        557
    LOAN INTEREST                         60,612          963      10,092        27,494        5,949         6,620        159
                                     -----------  -----------  ----------   -----------   ----------   -----------   --------

                                       4,368,906    1,348,265   1,246,171     3,481,428      767,264       893,629     75,796
                                     -----------  -----------  ----------   -----------   ----------   -----------   --------


APPLICATIONS OF NET ASSETS:

    PLAN WITHDRAWALS                     944,057      367,739      75,905       424,849       49,705        47,616          -
    NET DEPRECIATION OF INVESTMENTS            -      196,601           -             -            -             -          -
    LOAN WITHDRAWALS                     358,320           62      72,272       135,355       61,107        21,693          -
    PLAN TRANSFER                         20,876        9,774       2,611         8,652          956            81          -
    ADMINISTRATIVE EXPENSES                5,222          801         667         2,917          510           305          -
                                     -----------  -----------  ----------   -----------   ----------   -----------   --------

                                       1,328,475      574,977     151,455       571,773      112,278        69,695          -
                                     -----------  -----------  ----------   -----------   ----------   -----------   --------

INCREASE IN NET ASSETS
    DURING THE YEAR                    3,040,431      773,288   1,094,716     2,909,655      654,986       823,934     75,796

NET TRANSFERS BETWEEN FUNDS             (553,105)  (1,746,951)    463,688       471,013       95,622       (92,068)   540,811

NET ASSETS AVAILABLE FOR
    PLAN BENEFITS:

    BEGINNING OF YEAR                 20,829,044    8,272,980   2,462,225     6,676,993    1,397,014     1,798,838          -
                                     -----------  -----------  ----------   -----------   ----------   -----------   --------

    END OF YEAR                      $23,316,370  $ 7,299,317  $4,020,629   $10,057,661   $2,147,622   $ 2,530,704   $616,607
                                     ===========  ===========  ==========   ===========   ==========   ===========   ========
                                                                 INTER-         GOV'T
                                                    PACIFIC     MEDIATE         MONEY
                                       EUROPE        BASIN        BOND         MARKET        LOAN
                                        FUND         FUND         FUND          FUND         FUND         TOTAL
                                     -----------  -----------  ----------   -----------   ----------   -----------
SOURCES OF NET ASSETS:

    EMPLOYEE CONTRIBUTIONS           $    14,131  $    53,331  $   18,458   $   106,894   $        -   $ 5,508,750
    EMPLOYER CONTRIBUTIONS                 3,593        7,476         141         9,293            -     1,759,899
    INVESTMENT INCOME                      1,540       13,216       1,487         6,268            -     3,354,398
    NET APPRECIATION OF INVESTMENTS       32,827       95,063           -             -            -     1,508,983
    LOAN REPAYMENTS                          540          133           -         1,754     (303,685)            -
    LOAN INTEREST                            700           52           -           106            -       112,747
                                     -----------  -----------  ----------   -----------   ----------   -----------

                                          53,331      169,271      20,086       124,315     (303,685)   12,244,777
                                     -----------  -----------  ----------   -----------   ----------   -----------


APPLICATIONS OF NET ASSETS:

    PLAN WITHDRAWALS                           -            -           -        13,055       39,844     1,962,770
    NET DEPRECIATION OF INVESTMENTS            -            -         728             -            -       197,329
    LOAN WITHDRAWALS                           -            -           -         2,691     (651,500)
    PLAN TRANSFER                              -            -           -           184            -        43,134
    ADMINISTRATIVE EXPENSES                    -            -           -            23            -        10,445
                                     -----------  -----------  ----------   -----------   ----------   -----------

                                               -            -         728        15,953     (611,656)    2,213,678
                                     -----------  -----------  ----------   -----------   ----------   -----------

INCREASE IN NET ASSETS
    DURING THE YEAR                       53,331      169,271      19,358       108,362      307,971    10,031,099

NET TRANSFERS BETWEEN FUNDS              270,681      641,457       8,507       (99,655)           -             -

NET ASSETS AVAILABLE FOR
    PLAN BENEFITS:

    BEGINNING OF YEAR                          -            -           -       204,627    1,255,942    42,897,663
                                     -----------  -----------  ----------   -----------   ----------   -----------

    END OF YEAR                      $   324,012  $   810,728  $   27,865   $   213,334   $1,563,913   $52,928,762
                                     ===========  ===========  ==========   ===========   ==========   ===========

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                              NASHUA CORPORATION
                              ------------------
                            EMPLOYEES' SAVINGS PLAN
                            -----------------------
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- ---------------------------------------------------

Basis of Accounting
- -------------------

The financial statements of the Nashua Corporation Employees' Savings Plan ("the Plan") are presented on the accrual basis of accounting.

Asset Maintenance
- -----------------

Fidelity Management Trust Company is the Plan trustee ("the Trustee"). Assets of the Plan are invested, at the election of the participants, in up to nine Fidelity Investments' mutual funds (Fidelity Magellan Fund, Fidelity Puritan Fund, Fidelity Equity- Income Fund, Fidelity Growth Company Fund, Fidelity Pacific Basin Fund, Fidelity Europe Fund, Fidelity Asset Manager, Fidelity Intermediate Bond Fund, or Fidelity Retirement Government Money Market Fund), a Guaranteed Investment Contract Fund managed by the Trustee, or the Nashua Common Stock Fund. The Europe Fund, Pacific Basin Fund, Intermediate Bond Fund, and Asset Manager were new investment options effective July 15, 1993. Effective August 1, 1993, the Plan's investment in Nashua Corporation common stock was converted into a unitized stock fund.

The Plan's assets are commingled with assets of the Nashua Corporation Savings Plan for Specified Hourly Employees in a participant- directed master trust arrangement. The Plan's participation in the net assets of the master trust is recorded based on individual Plan participants' account balances. Investment income and expenses for each investment option are allocated to the individual participant account balances based on the prorata beginning account balances less withdrawals and loans made to participants.

Investment Valuation
- --------------------

Common shares of Nashua Corporation ("the Company") held in the Plan are valued at closing sales prices supplied by a pricing service. The cost of Nashua common stock is determined on an average cost basis. The Plan's guaranteed investment contracts are valued at contract value. Contract value represents contributions made under the contracts, plus interest earned, less funds used to pay withdrawals and expenses. The Plan's mutual fund accounts are valued at the respective funds' closing net asset values.

Contributions
- -------------

The Plan has certain established criteria for eligibility. All contributions are immediately 100% vested.

401(k) Plan contributions - Employees may make a basic contribution of up to 15% of their earnings to the Plan. The Company contributes an amount equal to 50% of up to 6% of the employees' contributed earnings. Contributions are subject to certain limitations. Employees can direct their contributions and the Company matching contribution into any of the investment funds available for their contributions. Employees' contributions into the Nashua Common Stock Fund are limited to 25% of their account balance.

Voluntary Plan contributions - Employees may elect to contribute from 1% to 10% of their annual earnings to the Plan on an after-tax basis.

Withdrawals and Loans
- ---------------------

Plan participants may withdraw part or all of their account balances subject to certain restrictions stipulated by current Internal Revenue Service regulations. The Plan also provides for optional forms of withdrawal at the time of retirement. Plan participants may borrow against individual Plan balances subject to Plan and current Internal Revenue Service regulations. Interest on the loans is payable at 2% above the prime rate. Loans are payable within 5 years from the date of withdrawal unless the amount was withdrawn to purchase a primary residence, in which case the term of the loan is 20 years. At December 31, 1994 and 1993, there were 598 and 378 loans outstanding totalling $2,170,276 and $1,563,913, respectively.

Expenses
- --------

Trustee administrative fees, audit and other expenses are paid directly by the Company and, accordingly, such items are not reflected in the financial statements of the Plan. Fees for participant loans are paid by the Plan and are reflected in the accompanying financial statements as administrative expenses.

Investment Income
- -----------------

Income from investments is recorded as earned on an accrual basis.

Federal Income Tax Status
- -------------------------

The Company was advised by the U.S. Treasury Department on October 25, 1994 that the Plan is qualified under Section 401 of the Internal Revenue Code ("the Code") and is therefore exempt from federal income taxes. The Plan has subsequently been amended. A new determination letter has not yet been requested. Management believes that the Plan, as amended, and its operations, have been and continue to be in accordance with all applicable provisions of the Code and the Employee Retirement Income Security Act of 1974 ("ERISA").

NOTE 2 - GENERAL DESCRIPTION OF THE PLAN
- ----------------------------------------

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

1. GENERAL - The Plan is a defined contribution plan covering all eligible employees. It is subject to the provisions of ERISA.

2. INVESTMENT FUNDS - Employees' contributions and, Company contributions can be invested in guaranteed investment contracts and/or mutual funds at the election of the participants. Employees can direct up to 25% of their contributions into the Nashua Common Stock Fund.

3. TERMINATION - The Plan is administered by the Nashua Pension Committee, which is composed of officers of the Company. The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event that such discontinuance results in the termination of the Plan, the Plan provides that net assets shall be allocated among the participants and beneficiaries in the order provided for by ERISA.

NOTE 3 - INVESTMENTS
- --------------------

The Plan's Mutual Fund investments at fair value are summarized as follows:
                                                                        December 31,
                                                             -----------------------------------
                                                                1994                   1993
                                                             -----------             -----------
Nashua Common Stock Fund                                     $ 5,486,006             $ 7,194,638
Fidelity Puritan Fund                                          4,373,943               3,976,148
Fidelity Magellan Fund                                         9,961,536               9,931,160
Fidelity Equity-Income Fund                                    2,196,982               2,121,219
Fidelity Growth Company Fund                                   2,497,119               2,488,107
Fidelity Asset Manager                                           667,490                 612,242
Fidelity Europe Fund                                             599,123                 320,938
Fidelity Pacific Basin Fund                                    1,075,135                 802,418
Fidelity Intermediate Bond Fund                                   58,952                  27,313
Fidelity Retirement Government
    Money Market Fund                                          1,440,948                 208,286
                                                             -----------             -----------
                                                             $28,357,234             $27,682,469
                                                             ===========             ===========

NOTE 4 - GUARANTEED INVESTMENT CONTRACT FUND
- --------------------------------------------
The Plan's investment in the Guaranteed Investment Contract Fund consists of the following:
                                                                       December 31,
                                                             -----------------------------------
                                                                1994                    1993
                                                             -----------             -----------
State Mutual Life Assurance Company
    5.48% Due 1/1/98 - 5/3/99                                $ 2,102,350             $         -
Life of Virginia
    8.32% Due 12/31/95 - 3/31/97                               5,615,493               5,085,652
Aetna Life Insurance Company
    6.78% Due 6/30/95                                            992,627               4,068,459
Lincoln National Life Insurance Company
    6.28% Due 12/31/96                                         2,250,872               2,077,284
Provident Life & Accident Insurance Company
    6.14% Due 1/29/99                                          2,263,667               2,092,065
Pacific Mutual Life Insurance Company
    5.30% Due 3/30/99 - 6/30/99                                2,001,629                       -
People's Security Life
    5.52% Due 2/28/00                                          2,101,735                       -
People's Security Life
    5.41% Due 2/28/00                                            700,578                       -
Confederation Life Insurance Company
    8.77% Due 1/3/95                                           3,005,923               3,184,188
Fidelity U. S. Government Reserve Fund                                 -               6,593,508
Fidelity Institutional Money Market Fund                         435,913                       -
                                                             -----------             -----------
                                                             $21,470,787             $23,101,156
                                                             ===========             ===========

On August 12, 1994, Canadian regulators seized control of Confederation Life Insurance Company. As a result, the value of the Plan's investment in that carrier's contract has been frozen until regulators finalize a rehabilitation plan. Interest accrual ceased on August 12, 1994. While the rehabilitation proceedings are still pending, realization of the Plan's investment thereon cannot be presently determined. Accordingly, no provision for any loss that may result upon final resolution of these matters has been made in the accompanying financial statements.

NOTE 5 - SAVINGS PLANS MASTER TRUST
- -----------------------------------

The assets of the Plan have been commingled with assets of another Company savings plan in the Nashua Corporation Savings Plans Master Trust ("the Master
Trust").    The Plan administrator adjusted the financial data as confirmed on a cash basis by the Trustee to the accrual basis on which the information shown below is prepared.  The effect of converting to the accrual basis was to record accrued employer and employee contributions receivable.  The Plan owned approximately 99.8% and 97.9% of the Master Trust at December 31, 1994 and
1993, respectively.

                                                                        December 31,
                                                             ---------------------------------
                                                                1994                  1993
                                                             -----------           -----------
Statement of Net Assets
    Available for Plan Benefits:
       Guaranteed Investment Contracts, at
            Contract Value                                   $21,533,934           $23,619,548
       Nashua Common Stock Fund,
             at Fair Value                                     5,499,016             7,400,889
       Mutual Funds, at Fair Value                            22,912,974            20,801,964
       Employee Contributions Receivable                         383,267               455,661
       Employer Contributions Receivable                         135,626               164,494
       Participant Loans Receivable, at Fair Value             2,173,276             1,614,261
                                                             -----------           -----------
    Net Assets Available for Plan Benefits                   $52,638,093           $54,056,817
                                                             ===========           ===========
                                                                  Year Ended December 31,
                                                             ---------------------------------
                                                                1994                  1993
                                                             -----------           -----------
Statement of Changes in Net Assets
    Available for Plan Benefits:
    Sources of Net Assets:
    Employee Contributions                                   $ 5,271,617           $ 5,800,957
       Employer Contributions                                  1,797,983             1,871,318
       Investment Income                                       2,608,247             3,413,427
       Net Appreciation of Investments                            25,762             1,526,740
       Loan Interest                                             145,301               115,273
                                                             -----------           -----------
                                                               9,848,910            12,727,715
                                                             -----------           -----------
    Applications of Net Assets:
       Plan Withdrawals                                        5,037,619             2,025,091
       Net Depreciation of Investment                          2,979,570               200,601
       Administrative Expenses                                    17,134                10,812
       Plan Transfer                                           3,233,311                     -
                                                             -----------           -----------
                                                              11,267,634             2,236,504
                                                             -----------           -----------

    Increase(Decrease) in Net Assets During the Year         $(1,418,724)          $10,491,211
                                                             ===========           ===========

The Master Trust purchased 55,800 and 41,648 common shares of Nashua Corporation at a total cost of $1,414,510 and $1,162,503 during 1994 and 1993, respectively. The Master Trust received $1,483,342 and $2,010,267 from the sale of 53,762 and 74,078 common shares of Nashua Corporation during 1994 and 1993, respectively.

NOTE 6 - PLAN TRANSFER
- ----------------------

On May 25, 1994 the Company's Santa Clara facility was sold. The participants of the Plan who were employees of the Santa Clara facility were transferred into a plan established by the buyer. The transfer occurred during the third quarter of 1994 and resulted in a plan transfer of $2,018,911.

NOTE 7 - IMPLEMENTATION OF STATEMENT OF POSITION 94-4
- -----------------------------------------------------

In September 1994, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 94-4 "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" (the "SOP") which amends the AICPA Audit and Accounting Guide - Audits of Employee Benefit Plans. The SOP is effective for financial statements for years beginning after December 15, 1994, except that the application of the SOP to investment contracts entered into before December 31,1993, is delayed to years beginning after December 15, 1995. The SOP requires defined contribution plans to report investment contracts with fully benefit-responsive features, as defined in the SOP, at contract value and other investment contracts at fair value. Management does not believe the implementation of the SOP will have a material effect on the financial statements.

                        CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Nashua Corporation of our report dated June 30, 1995 relating to the financial statements of the Nashua Corporation Employees' Savings Plan for the year ended December 31, 1994 included with this Form 11-K. We also consent to the incorporation by reference in the Registration Statement on Form S-8 of Nashua Corporation of our report dated June 30, 1995 relating to the financial statements of the Nashua Corporation Savings Plan for Specified Hourly Employees for the year ended December 31, 1994 included with this Form 11-K.





PRICE WATERHOUSE LLP


July 13, 1995

                                   SIGNATURE


NASHUA CORPORATION EMPLOYEES' SAVINGS PLAN.   Pursuant to the requirements of
the Securities Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                      NASHUA CORPORATION EMPLOYEES'
                                      SAVINGS PLAN





Date: July 17, 1995                   By      /s/ Paul Buffum
                                        ------------------------------------
                                              Paul Buffum
                                              Nashua Corporation Employees'
                                              Savings Plan Committee